As confidentially submitted to the Securities and Exchange Commission on November 7, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 4

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

NFE Financial Holdings LLC
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4924	83-1482060
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

111 W. 19th Street, 8th Floor
New York, NY 10011
(516) 268-7400
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Cameron D. MacDougall, Esq.
111 W. 19th Street, 8th Floor
New York, NY 10011
(516) 268-7400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman E. Ramey Layne James R. Brown Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	Michael J. Schwartz Michael J. Zeidel Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transaction period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A shares representing limited liability company interests	$	$

(1)	Includes Class A shares issuable upon exercise of the underwriters’ option to purchase additional Class A shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Confidential Draft Submission No. 4 on Form S-1 is being confidentially submitted solely to amend Item 16 of Part II of the Registration Statement and to transmit certain exhibits thereto. This Confidential Draft Submission No. 4 does not modify any provision of the preliminary prospectus contained in Part I or Items 13, 14, 15 or 17 of Part II of the Registration Statement. Accordingly, this Confidential Draft Submission No. 4 does not include a copy of the preliminary prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and NASDAQ listing fee the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
NASDAQ listing fee		*
Miscellaneous		*
Total	$	*
*	To be completed by amendment

ITEM 14.   INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Our operating agreement provides that we will indemnify, to the fullest extent permitted by the Delaware LLC Act, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was our or our subsidiary’s director or officer. However, such indemnification is permitted only if such person acted in good faith and lawfully. Indemnification is authorized on a case-by-case basis by (1) our board of directors by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the shareholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

Our operating agreement provides that we may indemnify any person who is or was a director, officer, employee or agent of us to the fullest extent permitted by Delaware law. The indemnification provisions contained in our operating agreement are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of shareholders or disinterested directors or otherwise. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers, which are broader than the specific indemnification provisions contained in the Delaware LLC Act. These indemnification agreements require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct.

We will purchase insurance covering our officers and directors against liabilities asserted and expenses incurred in connection with their activities as our officers and directors or any of our direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of New Fortress Energy Holdings, their officers and directors, and any person who controls New Fortress Energy Holdings, including indemnification for liabilities under the Securities Act.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

On August 6, 2018, in connection with the formation of NFE Financial Holdings LLC, we issued the 100.0% limited liability company interest in us to New Fortress Energy Holdings LLC. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

In connection with the formation transactions described herein, we will issue           Class B shares, representing an aggregate       % non-economic limited liability company interest in us, to New Fortress Energy Holdings.

ITEM 16.	EXHIBITS.
Exhibit Number	Description
1.1*	—	Form of Underwriting Agreement
3.1*	—	Certificate of Formation of NFE Financial Holdings LLC
3.2*	—	Form of Operating Agreement of NFE Financial Holdings LLC
5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
10.1*	—	Form of Amended and Restated Limited Liability Company Agreement of New Fortress Intermediate LLC
10.2*	—	Form of Contribution Agreement
10.3*	—	Form of NFE Financial Holdings LLC 2018 Omnibus Incentive Plan
10.4*	—	Form of Restricted Share Unit Award Agreement
10.5*	—	Offer Letter, dated March 14, 2017, by and between NFE Management, LLC and Christopher Guinta
10.6*	—	Offer Letter, dated as of August 30, 2018, by and between NFE Management, LLC and Michael J. Utsler
10.7*	—	Separation Letter Agreement, dated February 26, 2017, by and between NFE Management, LLC and Christopher Carey
10.8*	—	Form of Shareholders’ Agreement
10.9***	—	Credit Agreement, dated November 21, 2014, by and among LNG Holdings (Florida) LLC, Morgan Stanley Senior Funding, Inc., as administrative agent and the lenders party thereto.
10.10***	—
Syndicated Loan Agreement, dated June 3, 2016, by and among NFE North Holdings Limited, National Commercial Bank Jamaica Limited, as arranger, JCSD Trustee Services Limited, as agent and the lenders party thereto.

10.11*	—
Credit Agreement, dated August 15, 2018, by and between New Fortress Energy Holdings LLC, NFE Atlantic Holdings LLC, Morgan Stanley Senior Funding, Inc., as administrative agent and the subsidiary guarantors and lenders parties thereto.

‡10.12**	—	Gas Sales Agreement, dated August 5, 2015, by and between New Fortress Energy LLC and Jamaica Public Service Company Limited
‡10.13**	—	First Amendment to Gas Sales Agreement, dated May 23, 2016, by and between NFE North Holdings Limited and Jamaica Public Service Company Limited
10.14*	—	Management Services Agreement, dated May 31, 2016, by and between New Fortress Energy Holdings LLC and FIG LLC
21.1*	—	List of Subsidiaries of NFE Financial Holdings LLC
23.1*	—	Consent of Ernst & Young L.L.P.
23.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1)
24.1*	—	Powers of Attorney (contained on signature page)
99.1*	—	Consent of C. William Griffin, as Director Nominee
99.2*	—	Consent of John J. Mack, as Director Nominee
99.3*	—	Consent of Matthew Wilkinson, as Director Nominee
*	To be filed by amendment.
**	Provided herewith.
***	Previously filed.
‡	Confidential treatment requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on          , 2018.

NFE Financial Holdings LLC

By:
Name:	Christopher S. Guinta
Title:	Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints          ,         and          , and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Name	Title	Date

	Wesley R. Edens, Chief Executive Officer and Director (Principal Executive Officer)	, 2018

	Christopher S. Guinta, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2018

	Randal A. Nardone Director	, 2018

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